DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via UPS Overnight

July 1, 2014

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc.

Amendment No. 3 to Registration Statement on Form S-11 Filed June 12, 2014

File No. 333-192331

Dear Ms. Gowetski and Mr. Garrison:

We are writing to provide information that addresses the comment you raised in your correspondence dated June 25, 2014 relating to the above-referenced Issuer’s Amendment No. 3 to Registration Statement on Form S-11 filed June 12, 2014. For your convenience, we have reproduced your comment below, along with our response.

General

1.	We note that you submitted a waiver request regarding 3-14 financial statements related to the potential acquisition of the Avignon property. This waiver request was denied by the Staff on June 17, 2014. Please clarify the current status of this potential acquisition. To the extent you intend on moving forward with this acquisition, please revise the S-11 to provide the relevant disclosures and required financial statements pursuant to Rule 3-14 of Regulation S-X.

Response: At this time, the investment described in the waiver request referenced above has been put on hold until the Company can confirm its ability to provide the required 3-14 financial statements or until such time as the investment would no longer be considered significant to the Company. We acknowledge our responsibility to provide the relevant disclosures and 3-14 financial statements for this investment should this acquisition close or become reasonably probable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

July 1, 2014

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

cc:	David E. Snyder